FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  February 8, 2008

ZAB Resources Inc.

(formerly “Bronx Ventures Inc.”)

Filer# 0-16353

Suite 100, 1255 West Pender Street

Vancouver, British Columbia

Canada V6E 2V1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

▪

 EXHIBITS

Exhibit

99.1  News Release dated January 7, 2008

99.2  Material Change Report dated February 7, 2008

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zab Resources Inc.

By: “Bedo H. Kalpakian”

(Signature)

President & Director

Date:  February 8, 2008

Exhibit 99.1 Zab_Form 6K February 8, 2008

NEWS RELEASE

Trading Symbols:

ZABK (CNQ)

ZABRF (OTC Bulletin Board)

January 7, 2008 - Vancouver, British Columbia, Zab Resources Inc. (the “Company”) announces it has accepted the resignation of Ms. Penilla Klomp as Corporate Secretary of the Company and would like to thank her for her invaluable contributions to the Company.

In order to fill the vacancy created by the resignation of Ms. Klomp, the Company has appointed Ms. Maria Arenas as the Corporate Secretary of the Company.

For more Information on the Company, please contact us at (604) 681-1519 ext 6106.  In addition, please visit the Company’s Website at www.ZABRESOURCES.com or the CNQ’s website at the following direct link http://www.cnq.ca/Page.asp?PageID=122&ContentID=1543.

On Behalf of the Board,

ZAB Resources Inc.

(formerly Bronx Ventures Inc.)

“Bedo H. Kalpakian”

Bedo H. Kalpakian

President

Statements made in this news release that relate to future plans, events or performances are forward-looking statements. Any statement in this release containing words such as “believes”, “anticipates”, “plans”, “expects” or “intends” and other statements that are not historical facts are forward-looking, and these statements involve risks and uncertainties and are based on current expectations. Consequently, actual results could differ materially from the expectations expressed in those forward-looking statements.  The CNQ has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Exhibit 99.2 Zab_Form 6K February 8, 2008

Form 51-102F3

Material Change Report

.

1.

Name and Address of Company

ZAB RESOURCES INC.

(formerly Bronx Ventures Inc.)

Suite 1501 – 700 West Georgia Street

TD Tower, PO Box 10047, Pacific Centre

Vancouver, BC  V7Y 1A1

2.

Date of Material Change

January 30, 2008

3.

News Release

News release was issued on January 30, 2008 and disseminated via Market Wire’s Canadian Timely Disclosure Network pursuant to section 7.1 of National Instrument 51–102.

4.

Summary of Material Change

Colt Resources Inc. and Zab Resources Inc. (“Zab”), companies related to each other by certain common directors and officers, announced that they have executed an Option Agreement whereby Colt has the right and option to acquire, in two separate equal tranches, Zab’s 66% undivided interest in the Extra High Property.

5.

Full Description of Material Change

COLT OPTIONS THE RIGHT TO ACQUIRE ZAB’S INTEREST IN THE EXTRA HIGH PROPERTY

Vancouver, B.C. January 30, 2008: Colt Resources Inc. (“Colt”) (CNQ-COLT) and Zab Resources Inc. (“Zab”) (CNQ: ZABK; OTCBB: ZABRF), companies related to each other by certain common directors and officers, are pleased to announce that they have executed an Option Agreement whereby Colt has the right and option to acquire, in two separate equal tranches, Zab’s 66% undivided interest in the Extra High Property (the “Property”).  Pursuant to the Option Agreement, Colt has exercised the first tranche of the option by making a cash payment of $250,000 to Zab and has acquired from Zab a 33% undivided interest in the Property.  As a result of exercising the first tranche of the option, Colt now holds a 67% undivided interest in the Property and has become the operator of Property.  Furthermore, pursuant to the Option Agreement, Colt will be solely responsible for all exploration and Property expenditures in respect of the Property which are initiated and incurred by Colt from January 31, 2008 to December 31, 2008.

In order to exercise the second tranche of the option, Colt must make a cash payment of $250,000 to Zab on or before December 31, 2008.  And upon Colt making such payment, then Colt will be deemed to have exercised the second tranche of the option and to have acquired from Zab the remaining 33% undivided interest in the Property, subject only to an existing 1.5% NSR Royalty payable to an arm’s length party (the “Arm’s Length Royalty”) and to a 0.5% NSR Royalty payable to Zab (the “Zab Royalty”).  Colt will have the option to purchase the Zab Royalty for the sum of $500,000 and Colt will also have the option to purchase 50% or 0.75% of the Arm’s Length Royalty for the sum of $750,000.

In the event that Colt does not exercise the second tranche of the option by December 31, 2008, then the Option Agreement will terminate and Colt and Zab shall operate as Joint Venture partners with Colt holding an initial 67% undivided interest in the Property and Zab holding an initial 33% undivided interest in the Property.  Thereafter each party shall contribute its proportionate share of the Property expenditures.  Should any party’s interest be diluted to less than a 10% undivided interest in the Property, then its interest will forever be converted to a 0.5% NSR Royalty.

The Extra High property is located on Samatosum Mountain, immediately south of the Rea Deposit and the formerly producing Samatosum Mine, 60 kilometres north east of Kamloops, British Columbia.  Previous drill programs by others in the 1980’s and by Zab in 2005 revealed important concentrations of gold, silver, copper, lead and zinc in a zone of massive sulphide mineralization named the K7 zone, lying immediately south of the Rea deposit and the formerly producing Samatosum Mine.

For more information:

Colt Resources Inc. Bedo H. Kalpakian, President & CEO (604) 278-4400 ext 203 www.coltresources.com.	Zab Resources Inc. Bedo H. Kalpakian, President & CEO (604) 681-1519 www.zabresources.com

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.

Omitted Information

No information has been omitted.

8.

Executive Officer

Mr. Bedo H. Kalpakian, President of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-1519.

9.

 Date of Report

This report is dated the 7th day of February, 2008.